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                                                                  EXHIBIT 4(c)

                             LETTER TO SHAREHOLDERS
                                September 1, 1999


[GRAPHIC]


[shareholder name]
[shareholder address -1]
[shareholder address -2]

Dear Shareholder:

Oxboro Medical International, Inc. has commenced a Rights Offering to its shareholders. Under the terms of the Rights Offering, each shareholder of record is being given the right to purchase two shares of Oxboro Common Stock plus one warrant for purchase of one additional share of Common Stock, for each share owned as of the Record Date of August 20, 1999. The total purchase price for each right is $2.50 (the allocation of which has been arbitrarily determined at $1.225 for each two shares of Common Stock and $0.05 for the Warrant). In addition, each shareholder is being given the additional right, called the Oversubscription Privilege, to buy additional shares of Common Stock, subject to availability.

The proceeds of the Rights Offering are being used for two purposes: (i) to raise our level of net tangible assets to the minimum level required by the Nasdaq SmallCap Market for continued listing on Nasdaq, and (ii) for working capital, purchases of equipment, purchase of additional products and product lines, possible acquisitions and other general corporate purposes.

Enclosed is a Prospectus dated September 1, 1999, together with a Rights Subscription Certificate. The Rights Subscription Certificate must be completed and returned by the end of the initial offering period on September 30, 1999. Following this period, shares not subscribed to may be purchased by exercising shareholders on a pro rata basis pursuant to the Oversubscription Privilege described in the Prospectus. Subscription Certificates for those purchases will be distributed after September 30, 1999 to shareholders who have fully-exercised their rights in the initial offering.

To subscribe to the Offering, please read the Prospectus and the enclosed instructions and then complete and return the Rights Subscription Certificate with payment to Matthew E. Bellin, President, at Oxboro Medical International, Inc., 13828 Lincoln Street NE, Ham Lake, Minnesota 55304. Please also contact us if you have questions concerning your rights to purchase under this offering.

Very truly yours,



Matthew E. Bellin
President